Exhibit 99(e)(11)

Non-binding unofficial translation into English for information purposes only. Original in French.

A corporation with a share capital of 15,820,442 euros

Registered office: 3, esplanade du Foncet

92442 Issy les Moulineaux Cedex (FRANCE)

Nanterre Trade and Companies Register number 391 838 042

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF

NOVEMBER 17, 2008

Information related to some aspects of the compensation of the chief executive officer

During its meeting of November 17, 2008, and after a first discussion on this matter during its meeting of November 12, 2008, the Board of Directors has adopted the performance criteria upon which the payment of severance benefits which may be paid to the chief executive officer upon his departure from Wavecom is contingent and revised the circumstances when such severance benefits are due to include the resignation of the chief executive officer following a change in control of the Company, as proposed by the Nomination and Compensation Committee.

On November 12, 2008, the chairman of the Nomination and Compensation Committee presented to the Board of Directors the findings of the Nomination and Compensation Committee from its meeting on November 10, 2008, ending a reflection begun by the Nomination and Compensation Committee in February 2008.

The chairman of the Nomination and Compensation Committee indicated to the Board of Directors that the Company is required to submit to its shareholders for their approval, the commitments granted to its chief executive officer pursuant to the provisions of article L. 225-42-1 of the French commercial code. Pursuant to those provisions, introduced by the law number 2007-1223 of August 21, 2007 (the “TEPA Law”), the Company must condition any severance payments on meeting performance criteria.

The chairman of the Nomination and Compensation Committee reminded the Board of Directors that a service agreement was entered into on July 22, 2004, as amended in 2006, between the Company and Mr. Ronald Black for the performance of his duties as CEO according to the terms of which, in the event of a negotiated merger, acquisition of the Company, or hostile takeover bid on the shares of the Company (the “Event”) resulting in Mr. Ronald Black being terminated within six months following any such Event without being offered an opportunity to perform functions of an equivalent level, the Company has undertaken to pay Mr. Ronald Black a severance payment (except in case of gross or wrongful misconduct). The gross amount of this severance payment is equal to three times his annual fixed salary (approximately 1,264,500 euros based on Mr. Ronald Black’s annual fixed salary for the calendar year ended December 31, 2008).

The chairman of the Nomination and Compensation Committee presented the following proposal of the Nomination and Compensation Committee:

- set the following performance criteria:

1.

Wavecom’s activity having generated a greater net cash balance (i.e., cash, cash equivalents and marketable securities less long-term and short-term debt) at the time of Mr. Ronald Black’s departure than such balance three years earlier (on the basis of the most recent quarterly closing and excluding the effects of any exceptional business expenditures, such as, for example, the financing of an acquisition), and

2.

Wavecom having remained in the top three leaders of its market, as recognized by any market analyst (such as Gartner or ABI) in the three years preceding Mr. Ronald Black’s departure from the Company, and

- revise the circumstances under which such severance payment is due to provide that the chief executive officer will be entitled to the severance payment described above if he resigns within six (6) months following an Event, it being specified that Mr. Ronald Black’s current severance agreement would remain in effect until February 22, 2009 in the event the shareholders’ meeting were to disapprove the above amendments thereto.